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                               December 28, 2020

       Gail E. Lehman
       Executive Vice President, General Counsel & Secretary
       Hexcel Corporation
       Two Stamford Plaza
       281 Tresser Boulevard
       Stamford, Connecticut 06901-3238

                                                        Re: Hexcel Corporation
                                                            Form 10-K
                                                            Filed February 18,
2020
                                                            File No. 001-08472

       Dear Ms. Lehman:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed February 18, 2020

       General

   1. We note that your forum selection provision in Section 54 of your bylaws identifies the
                                                        Court of Chancery of
the State of Delaware (or, in the event that the Court of Chancery lacks subject matter
jurisdiction over any such action or proceeding, another state or federal court located
within the State of Delaware) as the exclusive forum for certain litigation, including
any    derivative action.    In future filings, please describe
                                                        this provision,
including the relevant forum for litigation and any subject matter jurisdiction carve out,
and whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. If so, please also state that there is uncertainty as to whether a court would
enforce such provision and include risk factor disclosure of the risks to investors,
such as the increased costs to bring a claim and that the provision may discourage claims or
limit investors' ability to bring a claim in a judicial forum that they find favorable.
Further, if the provision applies to Securities Act claims, please also state that investors cannot
waive compliance with the federal securities laws and the rules and
 Gail E. Lehman
Hexcel Corporation
December 28, 2020
Page 2
         regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Mary Beth Breslin at 202-551-3625 with any other questions.



FirstName LastNameGail E. Lehman                               Sincerely,
Comapany NameHexcel Corporation
                                                               Division of
Corporation Finance
December 28, 2020 Page 2                                       Office of Life
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FirstName LastName